Contact

www.linkedin.com/in/
redwoodstephens (LinkedIn)

Top Skills

Design for Manufacturing
Product Design
Product Development

Patents

Automatically providing content
associated with captured
information, such as information
captured in real-time

Camera

Automatically capturing information,
such as capturing information using
a document-aware device

Friction detection system for an
electric bicycle

Fluid filtration device

Redwood Stephens

Sr. VP of Engineering - Freelance
Greater Seattle Area

Summary

I love to create solutions that positively impact our lives and disrupt
the status quo by facilitating the collaboration of diverse and
passionate people.

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Experience

Blue Dot Motorworks
Chief Product Officer - Fractional
April 2025 - Present (7 months)
Greater Seattle Area

Whooshh Innovations
Sr. VP of Engineering
September 2023 - Present (2 years 2 months)
Greater Seattle Area

Rad Power Bikes
3 years 4 months

Chief Product Officer
September 2020 - January 2023 (2 years 5 months)
Greater Seattle Area

Director of Product
October 2019 - September 2020 (1 year)

Synapse Product Development
10 years

President
2014 - July 2019 (5 years)

VP of Engineering
2012 - 2014 (2 years)
Greater Seattle Area

Director of Mechanical Engineering
2009 - October 2012 (3 years)

Exbiblio
COO
2008 - 2009 (1 year)

Cascade Designs
Director of Product Development
2004 - 2008 (4 years)

Protarus Hydrogen Fuel Cells
Chief Engineer
2001 - 2003 (2 years)

IdaTech
Design Engineer
2000 - 2001 (1 year)

Mountain Safety Research
Product Designer
1994 - 2000 (6 years)

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Education

University of Washington
BSME, Engineering